UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34193 / February 9, 2021

In the Matter of	:
	:
Invesco Capital Management LLC	:
Invesco Distributors, Inc.	:
Invesco Actively Managed Exchange-Traded Fund Trust	:
	:
3500 Lacey Road, Suite 700	:
Downers Grove, IL 60515	:
	:
(812-15182)	:
	:

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Invesco Capital Management LLC, Invesco Distributors, Inc., and Invesco Actively
Managed Exchange-Traded Fund Trust filed an application on December 1, 2020, and an
amendment to the application on December 7, 2020, requesting an order to amend a prior
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption
from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 thereunder; and
under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and
17(a)(2) of the Act ("Prior Order"). The Prior Order permitted registered open-end
investment companies that are actively managed exchange traded funds (each, an "ETF")
to operate without being subject to a daily portfolio transparency condition.

Under the Prior Order, ETFs are required to publish a basket of securities and cash that, while
different from the ETF's portfolio, is designed to closely track its daily performance
("Substitute Basket"). The amended order permits ETFs to use Creation Baskets (as defined in
the Notice (as defined below)) that include instruments that are not included, or are included
with different weightings, in the ETF's Substitute Basket.

On January 12, 2021, a notice of the filing of the application was issued (Investment Company
Act Release No. 34170) (the "Notice"). The Notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested order is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Invesco Capital Management LLC, Invesco Distributors, Inc. and Invesco Actively Managed Exchange-Traded Fund Trust (File No. 812-15182),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary